WesBanco, Inc.

Annual Shareholders Meeting
2011 Year In Review

April 18, 2012

WesBanco
By all accounts, better.

Forward-Looking Statements

Forward-looking statements in this presentation relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained herein should be read in conjunction with WesBanco's 2011 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"), which is available on the SEC's website www.sec.gov or at WesBanco's website www.wesbanco.com.

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's 2011 Annual Report on Form 10-K filed with the SEC under the section, "Risk Factors" in Part 1, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements. WesBanco does not assume any duty to update any forward-looking statements.

WesBanco
By all accounts, better.

WesBanco at a Glance

- Headquarters in Wheeling, West Virginia
- Assets: $5.5 billion
- Founded in 1870
- 32 banks/23 companies acquired in 25 years
- Banking operations in West Virginia, Ohio and Western Pennsylvania
  - 112 banking offices + Pittsburgh, PA Loan Office
  - 122 ATM’s
- Non-bank activities include:
  - Wealth management, securities brokerage, insurance and proprietary family of mutual funds

WesBanco
By all accounts, better.

Banking Offices


Ohio
Pennsylvania
Pittsburgh
Columbus
Wheeling
Cincinnati
Charleston
West Virginia
WesBanco
By all accounts, better.

Experienced & Stable Management Team

Executive	Position	Years in Banking	Years with WSBC
James Gardill	Chairman of the Board	39*	39
Paul Limbert	President & CEO	34	34
Robert Young	EVP & CFO	25	10
Peter Jaworski	EVP & Chief Credit Officer	27	16
Jerome Schmitt	EVP – Trust & Investments	39	39
Bernard Twigg	EVP – Commercial Loans	27	8

* As legal counsel to WesBanco.

WesBanco
By all accounts, better.

Performance Comparison

For the year Ended – December 31, 2011

($000's except per share data)	Year ended 12/31/11	Year ended 12/31/10	%∆
Net Income Available to Common Shareholders	$43,809	$35,611	+23%
Diluted Earnings Per Share	$1.65	$1.34	+23%

- Increased dividends 3 times in last 5 quarters representing a 21% increase.

WesBanco
By all accounts, better.

2011 Year in Review

WesBanco compared to Peer

	WesBanco	Peer*
ROA	0.81%	0.84%
ROE	7.01%	7.21%
Efficiency ratio	59.50%	62.21%
Net Charge-off %	1.30%	1.16%
Non-performing asset ratio	1.62%	3.11%

WesBanco By all accounts, better.

* Peer represents all FDIC-insured institutions $1 billion to $10 billion.

Strong Asset Quality Relative to Peers



WSBC
National Peers*
0.96%
1.15%
1.60%
2.48%
2.71%
4.81%
3.40%
5.16%
2.93%
4.36%
2007
2008
2009
2010
2011

NPA + ≥ 90 PD Loans / Total Loans + OREO

- National Peer Group = Average of 92 of 99 banks nationwide with assets between $2-$10 B.
- Source: SNL Financial

WesBanco
By all accounts, better.

Wealth Management Services

- $3.0B of assets under management/custody.
- Over 5,000 trust relationships.
- Combined Trust and Brokerage under one management team.
- 10 locations in WV & OH
- Improving revenues as asset values have grown.
- Product capabilities:
  - Trust
  - Investment management
  - WesMark Funds
  - Estate planning
  - Financial planning
  - Brokerage sales
  - Retirement planning



Assets Under Management ($B)
Management Fees ($MM)
Net Securities Brokerage Revenue ($MM)
$16.2
$14.9
$13.7
$15.8
$17.2
$3.1
$2.4
$2.7
$2.9
$3.0
$2.4
$2.6
$4.2
$4.6
$4.4
2007
2008
2009
2010
2011

2011 Year in Review

- **Continued growth in earnings and improved credit quality.**
- **Continued reduction of expenses.**
- **Continued growth in deposits and strong loan origination focus.**
- **Maintained strong capital position, considered "Well capitalized" under regulatory guidelines.**
- **Formed a private banking team to coordinate delivery of special service products.**

WesBanco
By all accounts, better.

Customer Service Initiatives

- **Expand technology for both product delivery and efficiency**
  - **Iron key security software**
  - **Cash dispenser machines**
  - **Mobile banking**
  - **Remote deposit capture**
  - **Customer relationship management – CORE**

2012 Initiatives

- Raised dividend in 1st quarter 2012.
- Actively remix the balance sheet – loans & deposits - to improve I/R sensitivity, regulatory capital and profitability.
- Continuing efforts to address credit quality and impaired loan levels as economy improves.

WesBanco
By all accounts, better.

2012 Initiatives (cont.)

- **Focus on organic loan growth, with an emphasis on business banking and C&I lending.**
- **Pursue opportunities for activities related to Marcellus and Utica shales.**
- **Continue to focus on wealth management and other fee-related opportunities.**
- **Monitor opportunities for selective acquisitions in footprint.**

WesBanco
By all accounts, better.

Opportunities for Organic Growth

- **Marcellus/Utica Shale Opportunity**
  - ✓ **Land owners are finding new wealth.**
    - ❖ **Large cash payments for drilling rights.**
    - ❖ **Land owners need financial advice.**

❖ **Our products in the retail bank provide short-term solutions.**

❖ **Our products in the wealth management function provide longer term solutions.**

❖ **Private banking combines all products and provides opportunities for financial advice.**



Ethane Infrastructure in the Marcellus and Utica Shales
Existing and proposed
Mariner West
Existing Sunoco Pipeline
to Michigan and Canada
PA
New MarkWest Pipeline
Proposed Mariner East
OH
Harrison County (Chesapeake)
Existing Sunoco Pipeline
Harrison County (MarkWest)
Houston (MarkWest)
Enterprise Products Partners
ATEX Express Pipeline
Majorsville, W.Va. (MarkWest)
Ft. Wetzel (Caiman)
Ft. Beeler (Caiman)
Natrium, W.Va. (Dominion)
MD
to Indiana and Gulf of Mexico
Hastings (Dominion)
VA
Siloam, Ky. (MarkWest)
WV
KY
Kenova, W.Va. (MarkWest)
Fractionator
Marcellus shale area
Estimated rich "wet" gas area
Utica shale area
Wet Utica shale area
Source: The State Journal research

WesBanco
By all accounts, better.

Investment Rationale

- Strong regulatory capital.
- Liquidity to provide for additional lending capacity.
- Asset quality compares favorably with regional and national peers.
- Diversity of earnings stream.
- Proven acquisition-oriented growth strategy.

Current Market Update



Market Performance – Since January 1, 2010
200.00%
180.00%
160.00%
140.00%
120.00%
100.00%
80.00%
60.00%
1/1/10
7/28/10
2/21/11
9/16/11
4/13/12
WesBanco, Inc. (55.75%)
KBW Bank Index (10.44%)
KBW Regional Banking Index (18.75%)
S&P 500 Index (22.88%)

WesBanco
By all accounts, better.

Source: FactSet Research Systems

WesBanco Stock Performance Chart
December 31, 2009 thru December 31, 2011


100-Based Index Analysis: WSBC vs. IXBK*/Peers (2 Years)
WSBC
IXBK
PEERS
200
180
160
140
120
100
80
60
40
20
0
Dec-09
Jan-10
Feb-10
Mar-10
Apr-10
May-10
Jun-10
Jul-10
Aug-10
Sep-10
Oct-10
Nov-10
Dec-10
Jan-11
Feb-11
Mar-11
Apr-11
May-11
Jun-11
Jul-11
Aug-11
Sep-11
Oct-11
Nov-11
Dec-11

*IXBK – NASDAQ Bank Index

WesBanco By all accounts, better.

WesBanco Stock Performance Chart
March 31, 2007 thru March 31, 2012


100-Based Index Analysis: WSBC vs. IXBK/Peers (5 Years)
WSBC
IXBK
PEERS
125
115
105
95
85
75
65
55
45
35
25
Mar-07
May-07
Jul-07
Sep-07
Nov-07
Jan-08
Mar-08
May-08
Jul-08
Sep-08
Nov-08
Jan-09
Mar-09
May-09
Jul-09
Sep-09
Nov-09
Jan-10
Mar-10
May-10
Jul-10
Sep-10
Nov-10
Jan-11
Mar-11
May-11
Jul-11
Sep-11
Nov-11
Jan-12
Mar-12

WesBanco
By all accounts, better.

Stock Performance – Long-term Cumulative Return



500%
400%
300%
200%
100%
0%
-100%
'77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 10 11
WesBanco
S & P 500

WesBanco
By all accounts, better.

Questions?

Annual Shareholders Meeting

April 18, 2012

WesBanco

By all accounts, better.